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 MARGARET.COHEN@SKADDEN.COM

May 20, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0308

Attention: Thomas Kluck, Branch Chief

    RE:
    Government Properties Income Trust
    Amendments No. 2 and 3 to Registration Statement on Form S-11
    File No. 333-157455
    Filed May 4 and May 5, 2009

Dear Mr. Kluck:

              On behalf of Government Properties Income Trust (the "Company"), we are hereby responding to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated May 19, 2009 (the "Comment Letter"), in connection with the above-captioned amendments to the registration statement. Amendment No. 4 to such registration statement (as so amended, the "Registration Statement") is being filed simultaneously with this response. For the convenience of the Staff, we have also sent to you a paper copy of this letter and clean and marked copies of the Registration Statement.

              Your numbered comments with respect to the Registration Statement have been reproduced below in italicized text. The Company's responses thereto are set forth immediately following the reproduced comment to which it relates.

Distribution Policy, page 23

              1.           Please clarify your disclosure to illustrate that your estimated cash available for distribution is for the twelve months ended March 31, 2010, not for the fiscal year ended December 31, 2009.

              Company Response:    The Company has revised its disclosure on pages 23 and 24 of the Registration Statement in response to the Staff's comment. Due to the fact that the Company's 2009 tax year will commence upon the closing of the offering and end on December 31, 2009, the Company has revised its disclosure concerning the portion of the estimated initial annual distribution that will represent a return of capital for federal income tax purposes to indicate that such disclosure is on an annualized basis and to eliminate references to dollar per share information.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 32

              2.           Please ensure you update the information contained within footnote one to the table disclosing Lease expirations by square footage and rental income. For example, we note that tenants contributing approximately 14.4% of pro forma rental income for the twelve months ending March 31, 2009 have exercisable rights to terminate their leases before such term expires. Per your disclosure within Risk Factors, the contribution of rental income from these tenants occupying the same amount of rentable square footage is 13.8%. Further, it also appears that the disclosure of rental income for tenants that can exercise early termination rights in 2010 and 2011 does not agree to your Risk Factors disclosure. Please advise or revise.

              Company Response:    The Company has reviewed the disclosure in the aforementioned footnote and Risk Factors, and has revised its disclosure on page 32 of the Registration Statement in response to the Staff's comment.

Business

Our Financing Policies, page 45

              3.           We note that upon completion of this offering and repayment of a substantial amount under your credit facility, your credit facility will convert into a $250 million revolving credit facility. Please add clarifying disclosure throughout the prospectus to indicate that your credit facility will convert into a revolving credit facility..

              Company Response:    The Company has revised its disclosure on pages 22, 26, 36, 65 and F-2 of the Registration Statement in response to the Staff's comment.

Our Management Agreements, page 60

              4.           We note your response to comment 4 of our letter dated April 24, 2009 and the revised disclosure on page 63 that for every $1 million you borrow and invest, RMR will earn an additional $5,000 per annum in business management fees. Considering initial additional investments will accrue a management fee based on 0.7%, please revise your leverage disclosure to reflect the applicable percentage. Also disclose the aggregate business management fees based upon your leverage policy of 50% of the undepreciated book value of your assets

              Company Response:    The Company has revised its disclosure on page 63 of the Registration Statement in response to the Staff's comment. In addition, the Company is supplementally furnishing to the Staff a worksheet showing the calculation of the increase in the business management fees based upon the Company's leverage policy of 50% of the undepreciated book value of its assets.

Exhibits

              6.           Prior to effectiveness, please file executed copies of each agreement wherever possible and include all schedules and exhibits to such agreements. For example, please see Exhibit 10.2, Credit Agreement. Also file executed copies of your legality and tax opinions..

              Company Response:    Prior to effectiveness, the Company will file executed copies of each agreement listed in the exhibit index wherever possible and include all schedules and exhibits to such agreements. The Company notes that two exhibits to Exhibit 10.2, Credit Agreement have already been filed with the Commission: the Form of Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filings; and the Form of Pledge Agreement. In addition, the Company has filed the legality and tax opinions with the accompanying Amendment to the Registration Statement.

              If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (617) 573-4859.

Very truly yours,
By:	/s/ MARGARET R. COHEN Margaret R. Cohen

Enclosures